Exhibit (d)(2)

September 5, 2013

Mr. Jonathan Hoenecke

Mr. Larry H. Haslee

C/O TAMCO Holdings, LLC

777 East Wisconsin Avenue, Suite 2350

Milwaukee, WI 53202-5306

Gentlemen:

Park Bank (the “Bank”) is pleased to provide the following loan commitment for your pending business financing needs. We look forward to the opportunity of serving you upon your acceptance of this commitment. This replaces all prior commitments issued by the Bank to TAMCO (as defined below), or any related entities. The terms and conditions of the credit facilities are as follows:

Credit Facility #1:	Business Term Note –Existing Loan

Borrower:	TAMCO Holdings, LLC (“TAMCO”), an LLC formed to purchase a majority of the shares of stock in Titanium Asset Management Corp. (“Titanium”).

Principal:	$8,000,000

Purpose:	December 17, 2012 acquisition of 10,595,400 shares of stock in Titanium, representing a 51.3% ownership interest.

Interest Rate:	2 year fixed rate of 3.75%.

Maturity:	All sums are due December 17, 2014.

Amortization:	N/A.

Collateral:	A first lien position on all assets of TAMCO, documented by a General Business Security Agreement, and all shares of Titanium now owned or hereafter acquired by TAMCO.

Repayment:	Interest due monthly.

Interest Reserve:

TAMCO deposited an interest reserve of $600,000 in an interest bearing money market account at the Bank. The account is pledged to the Bank established for the specific purpose of paying the monthly interest accrual.

Guarantee:	None

Prepayment:	This facility may be prepaid in part or in full at any time provided an amount equal to ninety (90) days interest at the rate then in effect shall be payable to the Bank on the prepayment date. Prepayment from the cash flow by dividends paid by Titanium, with the approval of the Bank, after the completion of the tender offer for the minority shares shall be permitted without penalty. The prepayment penalty shall not apply to the proposed transaction described in this letter.

Credit Facility #2:	Business Term Note –New Facility

Borrower:	TAMCO Holdings, LLC.

Principal:	Up to $10,075,000

Purpose:	Acquisition of 9,139,424 shares of stock in Titanium, representing all remaining issued and outstanding shares. This facility shall bridge the funding gap between the acquisition of these shares and TAMCO’s access to Titanium’s cash. Titanium’s cash shall then promptly retire this facility.

Interest Rate:	Prime plus 1/2, currently 3.75%.

Maturity:	All sums shall be due 60 days from the acquisition of such remaining shares.

Amortization:	N/A.

Collateral:	A first lien position on all assets of TAMCO, documented by a General Business Security Agreement, and all shares of Titanium now owned or hereafter acquired by TAMCO.

Repayment:	Interest due monthly.

Fees:	An origination fee of $40,000, with $15,000 due and payable at acceptance of the commitment and $25,000 due at funding~~]~~.
TAMCO also shall be responsible to reimburse Bank for all reasonable and documented out-of-pocket expenses incurred by Bank in funding this facility, including but not limited to; a documentation fee of $500, title fees, recording fees, appraisal fees, environmental costs and legal fees. TAMCO shall be obligated to reimburse Bank for such reasonable costs incurred whether or not funding occurs under this facility.

Guaranty:	None

Prepayment:	This facility may be prepaid in part or in full at any time without penalty.

Controls:

TAMCO will purchase the remaining issued and outstanding shares of stock in Titanium with the proceeds of Credit Facility #2. TAMCO will then cause a merger between a newly formed subsidiary of TAMCO (“Acquisition Sub”) and Titanium, with Titanium being the surviving entity and becoming a wholly-owned subsidiary of TAMCO. At that time, a minimum of $13 Million in cash from the balance sheet of Titanium would go to repay Credit Facility #2 in full and partly repay Credit Facility #1 above.

Prior to funding Credit Facility #2, however, TAMCO shall provide Bank with sufficient assurances acceptable to the Bank in its sole discretion that:

1.	The a minimum of $13 million of cash will be on the balance sheet of Titanium as of the closing of the merger and shall be held in place for repayment and retirement of Credit Facility #2 and the partial repayment of Credit Facility #1.
2.

Prior to funding on Facility #2, Borrower shall have amassed an aggregate ownership percentage 72.7% of the outstanding shares of Titanium between those shares owned by TAMCO LLC and those shares tendered to TAMCO Acquisition Sub and held at the Depositary (the “Minimum Condition”) under the Merger Agreement. This is the minimum ownership percentage necessary for Borrower to exercise the “Top Off” option and reach the 90% of the outstanding Titanium shares (the “Squeeze-Out Percentage).

Credit Facility #3:	Revolving Line of Credit – New loan, Post merger

Principal:	$2,000,000

Borrower:	Titanium Asset Management Corp., which shall be a wholly owned subsidiary of TAMCO and the surviving entity of the proposed merger with Acquisition Sub (“Borrower”).

Purpose:	Working Capital needs as they arise from time to time.

Interest Rate:	Prime plus 1/4, currently 3.50%.

Maturity:	All sums shall be due on demand.

Amortization:	N/A.

Collateral:	A first lien position on all assets of Borrower, documented by a General Business Security Agreement.

Repayment:	Interest due monthly.

Borrowing Base:	The aggregate amount outstanding under this credit facility shall never exceed the Borrowing Base which is an amount equal to Eligible Accounts Receivable of up to 80%. This Borrowing Base shall apply to the receivable base of Titanium and each of its subsidiaries including NIS and Boyd.

For the purposes of this Commitment the terms “Eligible Accounts” will have the following definition:

a.	"Eligible Account” is defined as an account owing to Borrower which meets the following specifications:

(i)	It arose from the performance of services by Borrower, or from a bona fide sale, lease or license or other disposition of goods or software which have been delivered or shipped to the account debtor and for which Borrower has genuine invoices, shipping documents or receipts.
(ii)	It is payable not more than 30 days from the earlier of performance of the services, delivery of goods or software or date of invoice, and is not more than 60 days past due.
(iii)	It is owned by Borrower free and clear of all encumbrances and security interests (other than Lender’s)
(iv)	It is genuine and enforceable against the account debtor for the amount shown as owing in the certificates furnished by Borrower to Lender. It and the transaction out of which it arose comply with all applicable laws and regulations. It is not subject to any set-off, credit allowance or adjustment, except discount for prompt payment, nor has the account debtor returned the goods or software or disputed its liability.
(v)	Its existence and amount have been certified to in a manner satisfactory to Lender by a representative of Borrower at such times as Lender may request and on the date of each Revolving Loan.
(vi)	Borrower has no notice or knowledge of anything which might impair the credit standing of the account debtor.
(vii)	Lender has not notified Borrower that the account or account debtor is unsatisfactory.
(viii)	Accounts receivable arising from transactions between Titanium, TAMCO or any subsidiaries or related parties shall be excluded from eligible accounts.

Fees:	Origination and documentation fee of $350 plus all reasonable and documented out-of-pocket expenses relating to closing including but not limited to title fees, recording fees, appraisal fees, environmental costs and legal fees.

Guaranty:	NIS and Boyd will provide unlimited corporate guarantees of the debt, as these two operating entities are the source of the earnings and cash flow to debt service this facility.

Prepayment:	This facility may be prepaid in part or in full at any time without penalty.

Credit Facility #4:	Term Loan

Borrower:	Titanium Asset Management Corp.

Principal:	Up to $5,100,000.

Purpose:	Repayment of the remaining balance of Credit Facility #1 above after the acquisition and merger described above and repayment of Credit Facility #2.

Interest Rate:	A 3 year fixed rate at 3.25 basis points above the Interest Swap Rate as stated in the Federal Reserve Statistical Release on the day the documents are created. As of August 22, 2013, that rate would be index of 0.97% + 3.25% = 4.22%, however that fluctuates daily.

Maturity:	All sums shall be due 36 months from closing.

Amortization:	3 years

Collateral:	A first lien position on all assets of Borrower, documented by a General Business Security Agreement.

Repayment:	Quarterly payments of principal and interest according to a 3 year amortization.

Fees:	Origination and documentation fee of $350 plus all reasonable and documented out-of-pocket expenses relating to closing including but not limited to title fees, recording fees, appraisal fees, environmental costs and legal fees.

Guaranty:	NIS and Boyd will provide unlimited corporate guarantees of the debt, as these two operating entities are the source of the earnings and cash flow to debt service this facility.

Prepayment:	This facility may be prepaid in part or in full at any time without penalty.

All facilities described above for the respective Borrowers (collectively “Borrower”) shall be subject to the following additional terms and conditions.

Reporting Requirements:

1)	Quarterly company prepared financial statement of Titanium within 45 days of quarter end.
2)	Annual reviewed, consolidated financial statement of Titanium within 90 days of year-end.
3)	Quarterly covenant compliance calculation prepared by Borrower within 45 days of quarter end.

Covenants:	Timely perform and observe the following financial covenants, all calculated in accordance with generally accepted principles of accounting applied on a consistent basis:

Throughout the life of Credit Facilities #1 and #2:

1.	Value of the shares of Titanium owned by TAMCO and pledged to the Bank shall never be less than $16 million. This value shall be defined as the Enterprise Value of Titanium plus cash on the balance sheet of Titanium multiplied by TAMCO’s ownership percentage of Titanium. Enterprise Value shall be further defined as the product of the last four fiscal quarters Earnings Before Interest Taxes Depreciation and Amortization ((“EBITDA”), before Legal Contingencies) times a multiple of 7.

2.	TAMCO shall, directly or through a wholly-owned subsidiary, maintain ownership and control over a majority interest in Titanium throughout the life of Credit Facilities #1 and #2.

3.	Distributions by TAMCO shall be prohibited during the life of Credit Facilities #1 and #2.

After the merger of Titanium and Acquisition Sub, and with the repayment and retirement of Credit Facility #2 and reduction in Credit Facility #1, the covenants would be reset as follows :

1.	The EBITDA covenant, currently in place to support Credit Facility #1 above, would be reset to include an ongoing debt service coverage ratio, of 1.25x the trailing four fiscal quarters EBITDA, whereby the Borrower shall maintain EBITDA sufficient to cover the sum of debt service required by the monthly payments of principal and interest under Credit Facility #4 and the interest obligation on Credit Facility #3 assuming full line usage, to be certified by the Borrower quarterly
2.	Distributions by the Borrower shall be prohibited during the life of Credit Facilities #1, #2 and #4. This restriction shall be released once Credit Facility #3 is the only remaining debt obligation to the Bank as Credit Facility #3 is governed by a borrowing base.
3.	Distributions for the purposes of paying the tax obligations of Borrower and its affiliates shall be permitted during the life of Credit Facilities #3 and #4.

Events of Default:	The loan documents shall contain customary events of default (in each case, with exceptions and baskets to be mutually agreed), including without limitation, (i) the issuance of dividends or distributions by Titanium without prior approval of Bank and (ii) the issuance of additional shares of stock by Titanium or the release from treasury of any treasury stock, which have or may be acquired or held by Titanium.

Subject to:	Closing of these facilities will be subject only to the following conditions:

1.	Delivery of written notice from TAMCO that the closing conditions to the tender have been satisfied or waived and, subject to any applicable withdrawl rights of holders of Titanium Shares, TAMCO is prepared to consummate the closing of the tender to TAMCO (or Acquisition Sub) of an aggregate number of shares of Titanium to reach the Squeeze-Out Percentage (or merger between Acquisition Sub and Titanium) within 6 days following the funding of the facilities, on terms and conditions consistent with the merger agreement and all related documents, as reviewed by Bank and its attorney.

2.	The execution and delivery of definitive loan documentation in form and substance (consistent with this commitment letter) reasonably acceptable to Bank and TAMCO.

3.	All fees and expenses due to Bank will have been paid.

In each case subject to mutually agreed exceptions and baskets (as applicable), Borrower shall, as long as any amounts remain unpaid or the Bank has any commitment to make loans under this agreement:

1)	Furnish to the Bank, as soon as available, such financial information respecting Borrower as the Bank from time to time requests, and without request furnish to the Bank:

a)	Within 90 days after the end of each fiscal year of Borrower a balance sheet of Borrower as of the close of such fiscal year and related statements of income and retained earnings and cash flow for such year all in reasonable detail and satisfactory in scope to the Bank, prepared on a consistent basis, certified by the chief financial representative of Borrower.

b)	Within 45 days after the end of each quarter a company prepared balance sheet of Borrower as of the end of such quarter and related statements of income and retained earnings and cash flow for the period from the beginning of the fiscal year to the end of the such quarter prepared on a consistent basis, certified, subject to normal year-end adjustments, by an officer or partner of borrower.

c)	A copy of the articles of organization certified by the Department of Financial Institutions (or other applicable office) in the state in which the Borrower is organized and a copy of the Operating Agreement certified by an authorized manager or member of Borrower to be true, correct and complete. In addition, Borrower shall provide Bank with a copy of a resolution authorizing the execution of all the closing documents, together with a certification specifying the names of the person or persons authorized to execute the closing documents.

2)	Keep complete and accurate books of records and accounts and permit any representative of the Bank to examine and copy any of the books and visit and inspect any of Borrower’s tangible or intangible properties as often as desired during normal business hours and upon reasonable prior notice (provided that, unless an event of default exists, Borrower shall only be required to reimburse Bank for the costs and expenses of one visit during a fiscal year).

3)	Pay and discharge all lawful taxes, assessments and governmental charges upon Borrower or against its properties prior to the date on which penalties attach, unless and to the extent only that such taxes, assessments and charges are contested in good faith and by appropriate process by Borrower.

4)	Do all things necessary to maintain its existence, to preserve and keep in full force and affect its rights and franchises necessary to continue its business and comply with all applicable laws, regulations and ordinances.

5)	Not create or permit to exist any lien or encumbrance with respect to Borrower’s properties, except liens in favor of the Bank, liens for taxes if they are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained, and liens or encumbrances permitted under any Security Document.

6)	Not change its type of organization or state under whose law it is organized as represented in the organization documents and shall preserve its organizational existence and shall not, in one transaction or in a series of related transactions, merge into or consolidate with any other organization, change its legal structure or sell all or substantially all of its assets.

7)	Not change its legal name without providing at least ten (10) days prior written notice of the change to the Bank.

8)	Not change its address without providing at least ten (10) days prior written notice to the Bank.

OTHER

1.	Promptly after funding on Credit Facility #2, all operating accounts for Borrower are to be maintained with Park Bank, throughout the life of all Facilities described above.
2.	All loan payments will be automatically deducted from the Borrower’s designated depository account.

Park Bank reserves the right in it’s commercially reasonable discretion, to0 modify this Commitment Letter should the Borrower incur a “Company Material Adverse Effect event. As used in this commitment letter, any reference to any facts, circumstances, events or changes having a “Company Material Adverse Effect” means any event, change, occurrence, development, circumstance or effect (each, an “Event”) that (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole, but shall not include: (i) an Event to the extent resulting from (A) changes in general legal, economic, political or regulatory conditions, including any changes generally effecting  the securities, credit or financial markets in general, (B) an Event generally affecting the industry or industries in which the Borrower and its Subsidiaries primarily operate, including changes to legal, Tax, regulatory, political, financial or business conditions across such industries, (C) the announcement or pendency of this Agreement and the transactions contemplated hereby (including the Offer and the Merger), including as a result of the identity of Parent or any of its Affiliates as the acquirer of the Company, including any impact such announcement or pendency has on the Company’s employees, customers and suppliers, (D) the taking of any specific action required by the Agreement, or action taken, or failure to act, to which Parent has consented in writing, (E) conditions arising out of acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other force majeure events, including any material worsening of such conditions threatened or existing on the date of the Agreement, or (F) changes in applicable Law or GAAP or the interpretation thereof, or (ii) any failure by the Company to meet internal or published projections, forecasts or revenue or earning predictions for any period, in and of itself; or (b) would prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Offer, the Merger or the other transactions contemplated by the Agreement.  Capitalized terms contained in this paragraph shall have the meaning as defined in the Agreement and Plan of Merger dated as of the date of this letter by and between the Borrower and the parties thereto.

This commitment letter is not meant to be all-inclusive. Other terms and conditions will be contained in our standard forms, notes, guarantees, security agreements and other loan documents satisfactory to Park Bank, its counsel, TAMCO and Borrower. All reasonable and documented out-of-pocket expenses for including, but not limited to, title company charges, escrow fees, taxes, assessments, appraisal fees, loan fees, recording fees and Park Bank’s attorney’s fees and costs will be reimbursed by TAMCO or Borrower.

Borrower, TAMCO and Park Bank agree that the loans to be made to TAMCO and Borrower, as applicable, will be made in accordance with and subject to the terms and conditions set forth in this commitment letter. Borrower agrees that this commitment letter and all other agreements TAMCO or Borrower and Bank shall constitute “Loan Documents” and will be executed to induce Park Bank to fund the loan giving rise to obligations thereunder. As a result, the terms, covenants, and conditions of this commitment letter will be incorporated therein in full as if fully set forth therein and will continue to be in full force and effect and binding upon the parties hereto.

Borrower, TAMCO and Park Bank agree that this commitment letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the definitive loan documentation by the parties hereto in a manner consistent with this commitment letter, it being acknowledged and agreed that the commitment provided hereunder is subject only to conditions precedent expressly described herein. Reasonably promptly after the acceptance of this commitment letter, the parties hereto shall proceed with the negotiation of the definitive loan documentation as soon as reasonably possible for the purpose of executing and delivering the definitive loan documentation in no event later than the closing of the tender offer by TAMCO (or Acquisition Sub) for the remaining issued and outstanding shares of Titanium.

Please acknowledge your acceptance of these terms and conditions by signing and returning a copy of this commitment letter to my attention prior to September 6th, 2013, along with a non-refundable deposit of $15,000 which shall be applied to the origination fee above. The commitment hereunder shall remain in effect until. December 6, 2013.

Thank you for allowing Park Bank to serve your financial needs. We look forward to a long and mutually beneficial relationship. If you have any further questions, please contact me at 414-270-3200.

Sincerely,

/s/ Daniel P. Hansen

Daniel P. Hansen

Vice President

ACCEPTED AND AGREED TO THIS 6th DATE OF SEPTEMBER, 2013.

By:	/s/ Brian L. Gevry
TAMCO Holdings, LLC